Filed by EO Charging

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: First Reserve Sustainable Growth Corp.

SEC File No.: 001-40169

Date: November 12, 2021

TD Ameritrade Interview With EO Charging Founder & CEO Charlie Jardine

Nicole Pettalides 0:02

Welcome back to market outflows and time to welcome and Charlie Jardine, founder and CEO of EO charging. I’m so glad you’re with us, Charlie, thanks for being with us. We spoke back in August when the company announced plans to go public. You’re now getting closer and closer expect this back margin to really be done in the first quarter of 2022. Tell us more about your plans here.

Charlie Jardine 0:26

Good to see you again. So, yesterday we announced that we appointed two leaders to expand the business into the US, Tim Weaver and Austin Houseman. Both these guys have been in the industry for 10 years each. So a huge amount of experience, both come out of auto OEMs both in the EV space. So again, they bring a huge amount of experience. Particularly in the EV space. So yeah, the business is going well, where we’re waiting the DCE back again, to your point should be done by the start of next year q1. And yeah, we’re just really excited about how the markets picked up in the last few months. Of course, there’s been huge announcements from both sides of the pond, both in Europe and here in the US, and EO is at the forefront and center of this opportunity.

Nicole Pettalides 1:23

We talked about the infrastructure bill so much over the last month or so. And EV charging is in there. Right in your wheelhouse. Tell us about what it means. You must be bursting with excitement. There must be really aggressive plans for growth right and considering now you have the administration on board and maybe the world we were talking earlier what a small portion of Evie cars we have here, versus maybe 50% of cars will be EVs in the next decade.

Charlie Jardine 1:58

Yes, right. I mean, obviously we’re a business founded in Europe. Europe is probably two to three years ahead of where the US market is, but clearly, again, with recent announcements, the US is starting to think about catching up. And so yeah, from an EO perspective, and we’re focused on charging vans, trucks and buses and depots across Europe. You’ve had a number of announcements throughout COP this past couple of weeks, focused on encouraging, but also forcing fleets and operators to electrify and you’ve got places like London making bold commitments, and particularly on the bus base. So again, yeah, EO is at the front and center have the opportunity. And we think that fleet being our focus is probably the most exciting part of the marketplace.

Nicole Pettalides 2:52

Is that how you’ll differentiate yourself from competitors because while you will work with electrifying cars, you have this focus into the larger vehicles such as trucks, vans, bus fleets, is that how you’ll differentiate yourself from the competition?

Charlie Jardine 3:09

Yes, right. So EO is the market leader in fleet charging here in Europe. And we provide the hardware, the software the installation, the ongoing service and maintenance and we provide that one stop shop to these fleet operators. Of course you’ve got a significant challenge in the next 10 to 15 years as they move their fleets from once petrol diesel to in the future fully electric and of course that’s you know, two big challenges. One is how do you alter the operation to accommodate these vehicles? And then secondly, of course, how do you charge them and it’s a huge amount of infrastructure that’s required. Of course, that is a massive capex cycle for these businesses. So as a partner to them, we hold the hands from the first electric vehicle through to the last electric vehicle, and of course, all the infrastructure within that. And what’s really important to these operators is just reliability. This is now mission critical infrastructure, and they’re relying on companies such as EO charging, to provide reliable turnkey solutions that support their operations.

Nicole Pettalides 4:20

Have you worked mostly in California here in this foray into the United States? I know that you did some trial projects there. As I guess you’re really working to do this coast to coast.

Charlie Jardine 4:32

Yeah, I mean, the market opportunity in the US is it spans the whole country. I mean, our ambition our plans are again, European based. We’ve got customers like Amazon. DHL. Go ahead, which is London’s largest bus operator. Tesco, the UK’s largest food retailer. A lot of these businesses are both in Europe and also over in the US. And of course, our initial aspiration is to follow the customer and so that’s exactly what we’re doing.

Nicole Pettalides 5:01

Right. And what about any hurdles? I mean, just getting the power to where you would like to put the charging stations. I think that could be something that could be a near term, hurdle, right.

Charlie Jardine 5:15

Yeah, I think of course, there’s challenges around deploying that amount of infrastructure and that amount of power in these in these sites. I think for us, yeah, the biggest concern is around vehicle availability is a very different place to where we have been historically, you’ve got operators wanting vehicles, and it’s no longer a supply or a sales problem. It’s now a supply problem. So I think the first challenge is getting vehicles the market at scale is clear that operators want these vehicles the total cost of ownership for operating electric vehicle fleet over a petrol diesel fleet, particularly here in Europe is actually more compelling. So again, whilst yes, the infrastructure and the power is a challenge, of course, we think the supply of vehicles is probably the first place to start.

Nicole Pettalides 6:08

Right? What are your colleagues in Europe? You don’t have to comment on this. I mean, I’m sure they see the trend is popular EV’s but what do they say about how many different names there are, in the end the crazy interest people have had in Rivian that came on the heels of Lucid and Tesla, Neo and X Peng and new Ford and GM and BMW is everybody in this EV market, but some real euphoria surrounding some of the newer names. What are some of the things that people are saying in Europe about now Americans getting a taste of all of this?

Charlie Jardine 6:44

Yeah I think it is only good for the market, the more vehicles that are sold the more opportunity there are or is for companies such as us, you know, customers need a choice. And actually, these startup companies, they’re often putting a lot of pressure on the original historic automakers and actually, that’s a good thing. You know, the technology has moved a long way in the past few years. It’s got a bit of a way to go, but actually, you know, from a consumer’s point of view or from a fleet point of view, the technology is in a really good place. Range is no longer an issue. Prices is forever decreasing. So it’s really compelling. And again, it’s just more exciting to see that some of these startup companies are really pushing the needle.

Nicole Pettalides 7:29

Good well I’m excited for your first quarter of 2022. And I know you’ve chosen this route to become public next year. I hope you’ll come back Charlie Jardine, and give us some updates about the exciting times and and growth of the company. Thank you so much. Charlie, Founder, CEO of EO Charging. Thank you.

Forward Looking Statements

The information in this post includes “forward-looking statements”. All statements, other than statements of present or historical fact included in this post, regarding the proposed business combination between First Reserve Sustainable Growth Corp. (“FRSG”), Juuce Limited (the “Company”) and EO Charging (“EO”), each of such parties’ ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this post, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward- looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, FRSG, the Company and EO disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this post.

FRSG, the Company and EO caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of any of FRSG, the Company or EO. In addition, FRSG, the Company and EO caution you that the forward-looking statements contained in this post are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the Business Combination Agreement and Plan of Reorganization, dated as of August 12, 2021, by and among FRSG, FRSG Merger Sub Inc., EO and the Company, and the other agreements related to the business combination (including catastrophic events, acts of terrorism, the outbreak of war, COVID-19 and other public health events), as well as management’s response to any of the foregoing; (ii) the outcome of any legal proceedings that may be instituted against FRSG, the Company, EO, their affiliates or their respective directors and officers following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the stockholders of FRSG, regulatory approvals, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts FRSG’s or the Company’s current plans and operations as a result of the announcement of the transactions; (v) the Company’s and EO’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the pace and depth of EV adoption generally, and the ability of the Company to accurately estimate supply and demand for its EV charging products and services, and to grow and manage growth profitably following the business combination; (vi) risks relating to the uncertainty of the projected financial information with respect to the Company, including the conversion of pre-orders into binding orders; (vii) costs related to the business combination; (viii) changes in applicable laws or regulations, governmental incentives and fuel and energy prices; (ix) the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors; (x) the amount of redemption requests by FRSG’s public stockholders; and (xi) such other factors affecting FRSG that are detailed from time to time in FRSG’s filings with the Securities and Exchange Commission (the “SEC”). Should one or more of the risks or uncertainties described in this post, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in FRSG’s final prospectus for its initial public offering, which was filed with the SEC on March 5, 2021, and its periodic filings with the SEC, including its Quarterly Report on Form 10-Q for quarterly period ended June 30, 2021. FRSG’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Important Information for Investors and Stockholders

In connection with the proposed business combination, a registration statement on Form F-4 that includes a preliminary proxy statement/prospectus has been filed by EO with the SEC. After the registration statement is declared effective, the definitive proxy statement will be distributed to FRSG’s stockholders in connection with FRSG’s solicitation for proxies for the vote by FRSG’s stockholders in connection with the proposed business combination and other matters as described in the Form F-4, as well as a definitive prospectus of EO relating to the offer of the securities to be issued in connection with the completion of the business combination. Copies of the Form F-4 may be obtained free of charge at the SEC’s website at www.sec.gov. FRSG’s stockholders are urged to read the preliminary proxy statement/prospectus and the other relevant materials (including, when available, the definitive proxy statement/prospectus) when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination. The information contained on, or that may be accessed through, the websites referenced in this post is not incorporated by reference into, and is not a part of, this post.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of FRSG, EO or Juuce, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, as amended, or exemptions therefrom.

Participants in the Solicitation

FRSG, the Company and EO and their respective directors and officers may be deemed participants in the solicitation of proxies of FRSG’s stockholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of FRSG’s executive officers and directors in the solicitation by reading FRSG’s final prospectus for its initial public offering, which was filed with the SEC on March 5, 2021, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of FRSG’s, the Company’s and EO’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.